Exhibit (d)(3)

Expense Reimbursement/Fee Waiver Agreement

This Expense Reimbursement/Fee Waiver Agreement (this “Agreement”) is entered into between Bitwise Funds Trust (the “Trust”) and Bitwise Investment Manager, LLC (“BIM”).

R e c i t a l s :

A.            Whereas, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various exchange-traded funds, including the funds set forth on Exhibit A (each, a “Fund,” and together, the “Funds”). Each Fund constitutes a separate exchange-traded fund with its own investment objectives and policies.

B.             Whereas, the Trust, on behalf of the Funds, and BIM entered into an Investment Advisory Agreement dated September 21, 2022 (the “Advisory Agreement”), which continues in effect, pursuant to which BIM provides investment advisory services to the Funds;

C.             Whereas, the Trust, on behalf of the Funds, and BIM have determined that it is appropriate and in the best interests of each Fund and its shareholders to set forth and approve the terms by which BIM limits the expenses of a Fund, and, therefore, have entered into this Agreement in order to maintain a Fund’s respective expense ratios within the Expense Cap, as defined below, through the Expense Cap Term set forth for the Funds on Exhibit A.

Now, Therefore, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1.              Expense Limitation. The following terms shall have the following definitions in this Agreement:

“Expense Ratio” is defined as a Fund’s annual investment management fees and expenses (excluding brokerage commissions and other expenses connected with the execution of portfolio transactions, acquired fund fees and expenses, taxes, interest, and extraordinary expenses) as a percentage of the Fund’s daily net asset value.

“Expense Cap” shall be equal to an Expense Ratio for a Fund as set forth on Exhibit A.

Section 2.              Waiver of Fees and Reimbursement of Expenses. (a) BIM will waive investment management fees payable to it by a Fund and/or reimburse a Fund for other expenses borne by a Fund up to the Fund’s Expense Cap set forth in Exhibit A for the term set forth in Exhibit A (the “Expense Cap Term”). Therefore, to the extent that the aggregate expenses incurred by a Fund during the Expense Cap Term (“Fund Operating Expenses”), exceed the Expense Cap, such excess amount (the “Excess Amount”) shall be the liability of BIM.

(b)           To determine BIM’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Expense Cap of a Fund, BIM shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Expense Cap. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, BIM may also remit to a Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(c)            Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to a Fund with respect to the previous fiscal year shall equal the Excess Amount.

Section 3.              Term and Continuation. This Agreement shall be effective on the date provided on Exhibit A (the “Effective Date”). This Agreement shall continue in effect until the end of the Expense Cap Term unless the Agreement is continued for additional periods as agreed to by the parties. This Agreement may be terminated by the Trust, on behalf of a Fund, at any time and by BIM after the expiration of the Expense Cap Term upon sixty (60) days’ written notice to the other party. Notwithstanding the foregoing, this Agreement shall terminate immediately in the event that the investment advisory agreement between the Trust, on behalf of a Fund, and BIM is either (i) terminated for any reasons or (ii) not renewed by the Board of Trustees.

Section 4.              Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party’s signature on this Agreement.

Section 5.            Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 6.              Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Bitwise Investment Manager, LLC		Bitwise Funds Trust

By		By
	Name:		Name:
	Title:		Title:

Exhibit A

Name of Fund	Expense Cap (% of average net assets)	Effective Date	Expense Cap Term
Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF	0.85%	2/6/2023	5/1/2027
Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF	0.85%	10/3/2023	5/1/2027
Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF	0.85%	10/3/2023	5/1/2027
Bitwise COIN Option Income Strategy ETF	0.95%	3/25/2025	3/25/2027
Bitwise MARA Option Income Strategy ETF	0.95%	3/25/2025	3/25/2027
Bitwise MSTR Option Income Strategy ETF	0.95%	3/25/2025	3/25/2027